SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of December, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 'Prudential Equitable Life'



FOR IMMEDIATE RELEASE: 4 December 2007


       Proposed transfer of Equitable Life's with-profits annuities book to Prudential receives Court approvals


Prudential UK ("Prudential") and Equitable Life ('Equitable') confirm that the proposed transfer of Equitable's with-profits annuities book to Prudential has received final Court approval in the UK and the Channel Islands. This follows the Extraordinary General Meeting on 26 October at which over 98 per cent of Equitable's voting members supported the proposed transfer. The transaction is expected to complete by 31 December 2007.


Under the terms of the agreement, the portfolio of with-profits annuities will transfer into Prudential's with-profits fund. Prudential will take over direct responsibility for the management of these policies and payment to these annuitants after the transfer is completed.


Equitable's with-profits annuities book covers approximately 62,000 policies and is anticipated to have assets of around GBP1.7 billion as at 31 December 2007. The transaction is expected to generate premium income for Prudential of approximately GBP170 million on an APE basis and this will be recognised once the transaction completes.


Nick Prettejohn, Chief Executive, Prudential UK, said: "We are delighted that the proposed transfer has received the necessary Court approvals and the transaction is on schedule to complete by the end of this year. The agreement will provide Equitable's with-profits annuitants with improved prospects and greater security by being part of one of the largest and financially strongest funds in the UK. The fund has delivered consistently strong investment returns over many years and as a result of this transaction, Equitable's with-profit annuitants will benefit from Prudential's considerable experience in the annuities market where we are a market leader."


Vanni Treves, Equitable Life's Chairman said: "At our EGM in October, policyholders voted more than 98 per cent in favour of this transfer. We are delighted that the final legal hurdles have been completed and we will be able to deliver the proposal which policyholders have supported so overwhelmingly."


Charles Thomson, Equitable Life's Chief Executive added: "There is an enormous amount of ground-breaking work required to make innovative deals like this one happen. It is very gratifying to be able to deliver a transaction which has the approval of the Courts, the Regulator and, most importantly, policyholders."


                                     -ENDS-

ENQUIRIES TO:


Prudential                           Equitable Life

Media                                Media

Steve Colton                         Alistair Dunbar

Tel: 020 7150 3136                   Tel: 07967 564039


Analysts/Investors

James Matthews

Tel: 020 7150 3561



About Prudential


Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP256 billion in assets under management as at 30 June 2007. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond
Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 December 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/ Jon Bunn
                                             Director of Public Relations